SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                             -----------------

                              SCHEDULE 14D-1/A
                             (AMENDMENT NO. 4)
                 TENDER OFFER STATEMENT PURSUANT TO SECTION
              14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------

                                ALUMAX INC.
                         (NAME OF SUBJECT COMPANY)

                           AMX ACQUISITION CORP.
                        A WHOLLY OWNED SUBSIDIARY OF
                        ALUMINUM COMPANY OF AMERICA
                                 (BIDDERS)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                022197 10 7
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                         LAWRENCE R. PURTELL, ESQ.
                        ALUMINUM COMPANY OF AMERICA
                              425 SIXTH AVENUE
                       PITTSBURGH, PENNSYLVANIA 15219
                         TELEPHONE: (412) 553-4545
    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
              NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                              ---------------
                              With copies to:

                          J. MICHAEL SCHELL, ESQ.
                          MARGARET L. WOLFF, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000

                                MAY 7, 1998



      This Amendment No. 4 to the Tender Offer Statement on Schedule 14D-1 (this "Amendment") relates to the offer by AMX Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Aluminum Company of America, a Pennsylvania corporation (the "Parent"), to purchase up to 27,000,000 shares of common stock, par value $.01 per share (the "Shares"), of Alumax Inc., a Delaware corporation (the "Company"), at a price of $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated March 13, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Defined terms used but not otherwise defined herein shall have the meanings set forth in the Offer to Purchase.


ITEM 10.   ADDITIONAL INFORMATION

      Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented to add the following information:

            "On May 7, 1998, the Parent issued a press release announcing the extension of the Expiration Date until 12:00 Midnight, New York City time, on Friday, June 5, 1998. The Offer had previously been scheduled to expire at 12:00 Midnight, New York City time, on Thursday, May 7, 1998. A copy of the press release issued by the Parent announcing the extension of the Offer is attached hereto as Exhibit (a)(8)(iii) and incorporated herein by reference."

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended and supplemented by adding the following
Exhibit:

        (a)(8)(iii) --        Press Release issued by the Parent on
                              May 7, 1998.




                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                         AMX ACQUISITION CORP.


                                         By:  /s/ Richard B. Kelson
                                            -----------------------------
                                            Name:   Richard B. Kelson
                                            Title:  Vice President and
                                                    Treasurer


Dated: May 7, 1998





                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                         ALUMINUM COMPANY OF  AMERICA


                                         By:  /S/   RICHARD B. KELSON
                                            ------------------------------
                                            Name: Richard B. Kelson
                                            Title: Executive Vice President
                                                   and Chief Financial
                                                   Officer


Dated: May 7, 1998





                               EXHIBIT INDEX


Exhibit                                                          Page in
  No.                                                          Sequential
                                                                Numbering
                                                                 System


(a)(8)(iii)        Press Release issued by the
                   Parent on May 7, 1998.